

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 13, 2016

Jorge Avalos
Chief Financial Officer
ARC Document Solutions, Inc.
1981 N. Broadway, Suite 385
Walnut Creek, CA 94596

     Re: **ARC Document Solutions, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 1, 2016
               File No. 001-32407

Dear Mr. Avalos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terry French for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications